SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                     AREA INVESTMENT AND DEVELOPMENT COMPANY
 ................................................................................
                                (Name of Issuer)

                          Common Stock, par value $0.01
 ................................................................................
                         (Title of Class of Securities)

                                   039878 20 2
 ................................................................................
                                 (CUSIP Number)

                             Steven A. Sanders, Esq.
                       Beckman, Millman & Sanders, L.L.P.
                           116 John Street, Suite 1313
                            New York, New York 10038
 ................................................................................
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 19, 2000
 ................................................................................
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 039878 20 2
--------------------------------------------------------------------------------
         1)       Name of Reporting Person

                            Maxx International, Inc.
--------------------------------------------------------------------------------
         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [ ]
                  (b) [ ]

--------------------------------------------------------------------------------
         3)       SEC Use Only

--------------------------------------------------------------------------------
         4)       Source of Funds (See Instructions)

                                       00
--------------------------------------------------------------------------------
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         6)       Citizenship or Place of Organization

                                     Nevada
--------------------------------------------------------------------------------
Number of                  7)       Sole Voting Power
                                                     3,500,000
Shares                     -----------------------------------------------------
                           8)       Shared Voting Power
Beneficially                                             -0-
                           -----------------------------------------------------
Owned by                   9)       Sole Dispositive Power
                                                      3,500,000
Each Reporting             -----------------------------------------------------
                           10)      Shared Dispositive Power
Person With                                              -0-
--------------------------------------------------------------------------------
         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                     3,500,000
--------------------------------------------------------------------------------
         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)        [  ]
--------------------------------------------------------------------------------
         13)      Percent of Class Represented by Amount in row (11)
                                                       27.9%
--------------------------------------------------------------------------------
         14)      Type of Reporting Person (See Instructions)
                                       CO
--------------------------------------------------------------------------------

CUSIP No. 039878 20 2
--------------------------------------------------------------------------------
         1)       Name of Reporting Person

                                   Rick Garson
--------------------------------------------------------------------------------
         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
         3)       SEC Use Only

--------------------------------------------------------------------------------
         4)       Source of Funds (See Instructions)

                                       OO
--------------------------------------------------------------------------------
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  [  ]

--------------------------------------------------------------------------------
         6)       Citizenship or Place of Organization

                                     U.S.A.
--------------------------------------------------------------------------------
Number of                  7)       Sole Voting Power
                                                         -0-
Shares                     -----------------------------------------------------
                           8)       Shared Voting Power
Beneficially                                           3,500,000
                           -----------------------------------------------------
Owned by                   9)       Sole Dispositive Power
                                                         -0-
Each Reporting             -----------------------------------------------------
                           10)      Shared Dispositive Power
Person With                                             3,500,000
--------------------------------------------------------------------------------
         11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                   3,500,000
--------------------------------------------------------------------------------
         12)      Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares (See Instructions)     [  ]

--------------------------------------------------------------------------------
         13)      Percent of Class Represented by Amount in row (11)

                                      27.9%
--------------------------------------------------------------------------------
         14)      Type of Reporting Person (See Instructions)

                                       IN
--------------------------------------------------------------------------------

CUSIP No. 039878 20 2
--------------------------------------------------------------------------------
         1)       Name of Reporting Person

                              CPW ASSOCIATES, INC.
--------------------------------------------------------------------------------
         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
         3)      SEC Use Only

--------------------------------------------------------------------------------
         4)      Source of Funds (See Instructions)

                                       OO
--------------------------------------------------------------------------------
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  [ ]
--------------------------------------------------------------------------------
         6)       Citizenship or Place of Organization

                                     Nevada
--------------------------------------------------------------------------------
Number of                  7)       Sole Voting Power
                                                        -0-
Shares                     -----------------------------------------------------
                           8)       Shared Voting Power
Beneficially                                            -0-
                           -----------------------------------------------------
Owned by                   9)       Sole Dispositive Power
                                                        -0-
Each Reporting             -----------------------------------------------------
                           10)      Shared Dispositive Power
Person With                                             -0-
--------------------------------------------------------------------------------
         11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,500,000
--------------------------------------------------------------------------------
         12)      Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares (See Instructions)    [  ]
--------------------------------------------------------------------------------
         19)      Percent of Class Represented by Amount in row (11)

                                      27.9%
--------------------------------------------------------------------------------
         20)      Type of Reporting Person (See Instructions)

                                       CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Area Investment and Development Company, a Utah corporation (the "Issuer"). The principal executive offices of Issuer are located at c/o Solomon Broadcasting International, Inc., 130 S. El Camino Drive, Beverly Hills, California 90212.


Item 2. Identity and background

     (a) - (c) and (f) This statement is being jointly filed by the following persons (collectively, the "Reporting Persons") pursuant to Rule 13d-1 (k) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"):

     (1) Maxx International, Inc., a Nevada corporation ("Maxx"), as beneficial owner of 3,500,000 shares of Common Stock of the Issuer. Maxx has a principal business address of c/o Solomon Broadcasting International, Inc., 130 S. El Camino Drive, Beverly Hills, California 90212, and until the close of the Asset Acquisition Agreement with the Issuer (as described in Item 4 below) was primarily in the business of entertainment media, with assets including the exclusive worldwide distribution rights to the private prayer books of His Holiness, Pope John Paul II.

     (2) Rick Garson, as sole director, officer and shareholder of Maxx and CPW Associates, Inc. Mr. Garson, a citizen of the United States, has a business address of 350 Central Park West, New York, New York 10025. As of the close of the Asset Acquisition Agreement (as defined in Item 4 below), Mr. Garson also serves as a director, President and Secretary of the Issuer.

     (3) CPW Associates, Inc., a Nevada corporation ("CPW"), as intended recipient of a distribution of the 3,500,000 shares of Common Stock of the Issuer from Maxx, and subsequent beneficial owner of 3,500,00 shares of Common Stock of the Issuer. CPW has a principal business address of 350 Central Park West, New York, New York 10025. Upon receipt of the distribution of Common Stock of the Issuer, from Maxx, CPW will be a holding company, wholly owned by Mr. Garson.

     The Reporting Persons have entered into a Joint Filing Agreement dated as of February 23, 2000, a copy of which is attached hereto as Exhibit A and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the executive officers or directors of Maxx or CPW, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the executive officers or directors of Maxx or CPW, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

     Pursuant to the Asset Acquisition Agreement described in Item 4, Maxx received 3,500,000 shares of Common Stock from the Issuer in exchange for 100% of the assets of Maxx, including the exclusive worldwide distribution rights to the private prayer books of His Holiness, Pope John Paul II. The 3,500,000 shares of Common Stock of the Issuer, issued to Maxx, which gave rise to the beneficial interest for which this statement is being filed, were duly authorized, validly issued, fully paid and non-assessable. As of the date of this statement, Maxx is in the process of making a distribution of its 3,500,000 shares of Common Stock of the Issuer to CPW. Upon completion of the distribution, it is the intention of Mr. Garson, as sole shareholder and director of Maxx, to liquidate Maxx.


Item 4. Purpose of the Transaction

     (a) - (j) The purpose of the issuance of 3,500,000 shares of Common Stock to Maxx was to provide consideration for the sale of 100% of the assets of Maxx to the Issuer, as set forth in the Asset Acquisition Agreement, described below.

     On February 3, 2000, the Issuer entered into an Asset Acquisition Agreement ("Acquisition Agreement") with Maxx. Pursuant to the Acquisition Agreement, at Closing (as hereinafter defined), the Issuer would acquire 100% of the assets of Maxx in exchange for 3,5000,000 shares of Common Stock (the "Acquisition"). At the time of the Acquisition, the Issuer was authorized to issue 50,000,000 shares of Common Stock with a par value of $.01 of which, 9,048,171 shares were outstanding prior to Closing. The Acquisition Agreement further contemplated that, after the Closing, approximately 12,548,171 shares of the Common Stock would be issued and outstanding.

     The Acquisition Agreement further contemplated that the Issuer would accept the resignations of Ken Kurtz and Carrie Kurtz, two of the members of the Board of Directors of the Issuer, as well as officers of the Issuer, and Michael Solomon and Rick Garson, sole officer and director of Maxx, would be appointed as new directors to fill the vacancies created by the resignations. Additionally, Rick Garson would be appointed as President, Secretary and Treasurer of the Issuer. Tammy Gehring, a director prior to Closing, remains a director after the Closing. The effective date of the resignations of the directors, the effective date of the appointment of the new directors and officers and the Closing of the Acquisition Agreement took place upon the expiration of a ten-day period beginning on the later of the date of the filing of the Issuer's information statement with the Securities and Exchange Commission (the "SEC") pursuant to Rule 14f-1 of the Exchange Act (the "Information Statement"), or the date of mailing of the Information Statement to the Issuer's stockholders. Thus, the Closing date of the Acquisition Agreement was February 19, 2000.

     As a result of the actions described above, the Issuer now seeks to utilize and exploit the assets obtained from Maxx, as well as the contacts and experience of its new directors, in order to pursue opportunities in the entertainment media industry.

     Maxx is currently in the process of making a distribution to CPW, a wholly owned corporation of Mr. Garson's, of the 3,500,000 shares of Common Stock of the Issuer received pursuant to the Acquisition Agreement. Upon completion of the distribution, it is the intention of Mr. Garson, as sole shareholder and director of Maxx, to liquidate Maxx.

     The Reporting Persons may acquire additional shares through open market purchases, privately negotiated transactions, or certain stock option plans, upon such terms and at such prices as shall be determined. The Reporting Persons, and its affiliates, also reserve the right to dispose any or all shares of Common Stock acquired by them, subject to the terms of the Acquisition Agreement or any other applicable agreement.

     Except as otherwise discussed herein, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (e) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (f) any material change in the present capitalization or dividend policy of the Issuer;

     (g) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or,

     (j) any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer

     (a) As of the date of this statement, and as a result of the Acquisition Agreement described in Item 4, Maxx beneficially owns a total of 3,500,000 shares of Common Stock of the Issuer. However, Maxx is currently in the process of making a distribution to CPW, of its 3,500,000 shares of Common Stock of the Issuer. Mr. Garson is the sole director, officer and shareholder of both Maxx and CPW.

     (b) Pursuant to the Acquisition described in Item 4, Maxx has the power to vote or direct the vote of the 3,500,000 shares of Common Stock it beneficially owns. Upon completion of Maxx's distribution of the 3,500,000 shares of Common Stock to CPW, CPW will have the power to vote or direct the vote of the 3,500,000 shares of Common Stock of the Issuer. While beneficially owned by Maxx, Mr. Garson retains the right to vote, on behalf of Maxx, those shares issued to Maxx in Mr. Garson's capacity as sole officer, director and shareholder of Maxx. Upon completion of the distribution of the shares to CPW, Mr. Garson will have the right to vote, on behalf of CPW, those shares issued to Maxx and distributed to CPW, in Mr. Garson's capacity as sole officer, director and shareholder of CPW.

     (c) Except as otherwise described herein, neither Maxx, Mr. Garson, CPW, nor to the knowledge of Maxx, Mr. Garson or CPW, has effected any transactions in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth, or incorporated by reference, in Item 4 regarding the Acquisition, the Acquisition Agreement and the distribution of Common Stock of the Issuer from Maxx to CPW is hereby incorporated by reference.


Item 7. Material to Be Filed as Exhibits

         Exhibit A:        Joint  Filing  Agreement  dated as of February 23,
                           2000 between the Reporting Persons.

         Exhibit B:        Information Statement on Schedule 14F1 filed by
                           Issuer with the SEC on February 9, 2000. (1)

         Exhibit C:        Asset  Acquisition  Agreement  dated  January  26,
                           2000, by and between Issuer and Maxx.

----------
(1)  Incorporated herein by reference.





                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.

                                           Maxx International, Inc.


Date:    February 23, 2000                 By:      /s/   Rick Garson
                                              ----------------------------------
                                           Name:    Rick Garson
                                           Title:   President




Date:    February 23, 2000                           /s/ Rick Garson
                                           -------------------------------------
                                                       Rick Garson



                                           CPW Associates, Inc.


Date:   February 23, 2000                  By:      /s/   Rick Garson
                                              ----------------------------------
                                           Name:    Rick Garson
                                           Title:   President

                                    EXHIBIT A



                             Joint Filing Agreement


     In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, each of the parties hereto agrees with the other parties that the statement of Schedule 13D pertaining to certain securities of Area Investment and Development Company to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.


                                               Maxx International, Inc.


Date:    February 23, 2000                     By:      /s/ Rick Garson
                                                  ------------------------------
                                               Name:    Rick Garson
                                               Title:   President




Date:    February 23, 2000                               /s/ Rick Garson
                                               ---------------------------------
                                                           Rick Garson




                                               CPW Associates, Inc.


Date:    February 23, 2000                     By:       /s/ Rick Garson
                                                  ------------------------------
                                               Name:    Rick Garson
                                               Title:   President

                                    EXHIBIT C

                           ASSET ACQUISITION AGREEMENT

     THIS ASSET ACQUISITION AGREEMENT, made and entered into as of this 3rd day of February, 2000, by and between Maxx International, Inc., a corporation duly organized under the laws of the State of Nevada and having its principal place of business at 116 John Street, New York, New York 10038 (hereinafter referred to as the "Seller") and Area Investment and Development Company, a corporation duly organized under the laws of the State of Utah and subject to the reporting requirements imposed pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and having its principal place of business at 2133 East 9400 South, Suite 151, Sandy, Utah 84093 (hereinafter referred to as the "Purchaser").

                              W I T N E S S E T H :

     WHEREAS, Seller desires to sell certain of its assets, including but not limited to certain contractual rights, pursuant to the terms and conditions hereof; and,

     WHEREAS, Purchaser desires to purchase such assets in accordance with the terms and provisions hereof.

     NOW, THEREFORE, in consideration of the premises and of the mutual promises herein contained, the parties hereto agree as follows:

1.   SALE AND PURCHASE OF ASSETS

     1.1  Transfer of Assets

     Subject to the terms and conditions of this Agreement, Purchaser, in reliance upon Seller's warranties and representations herein made, shall purchase and acquire from Seller, and Seller, shall sell, transfer and convey to Purchaser, with the exceptions set forth herein and in the schedules annexed hereto, all of the assets, properties and rights of Seller, of every type and description, whether tangible or intangible, including the following:

          (a) All rights of Seller under any licensing agreements, distribution agreements, and all other agreements of whatever nature or kind relating to the Seller and/or its Proprietary Rights (as hereinafter defined); the foregoing being more specifically defined and described in the Schedule of Contract Rights, Schedule A, attached hereto and made a part hereof (hereinafter collectively referred to as the "Contract Rights").

          (b) All patents, patent applications, copyrights, trade secrets, trademarks, trade names, and other proprietary rights; the foregoing being more specifically defined and described in the Schedule of Proprietary Rights, Schedule B, attached hereto and made a part hereof (hereinafter collectively referred to as the "Proprietary Rights").

     All assets of Seller to be transferred to the Purchaser pursuant hereto, including the Proprietary Rights and Contract Rights, are sometimes hereinafter collectively referred to as the "Seller's Assets".

     1.2 Excluded Assets

     The following shall be excluded from Seller's Assets being sold and transferred hereunder:

     (a) All liabilities or obligations of Seller, in existence at the time of the Closing.

     1.3 Encumbrances

     The sale and transfer of Seller's Assets shall, at the time of Closing, be free and clear of all obligations, security interests, liens, infringements and encumbrances whatsoever, except to the extent expressly included in the Schedule of Encumbrances, Schedule C, attached hereto and made a part hereof.

     1.4 Purchase Price

     In consideration for the sale of the Seller's Assets to Purchaser, Purchaser shall pay Seller as follows:

     Three Million Five Hundred Thousand (3,500,000) shares of Area Investment and Development Company common stock, $0.01 par value, which shall be duly authorized, validly issued, fully paid and non-assessable (hereinafter referred to as the "Purchaser Stock").

     1.5 Closing

     The "Closing" means the settlement of the obligations of Seller and Purchaser to each other under this Agreement, including the payment of the purchase price to Seller as provided in Paragraph 1.4 above and the satisfactory fulfillment of the condition precedents provided for in Paragraph 6 hereof. The Closing shall be held at the offices of Beckman, Millman & Sanders, LLP, 116 John Street, New York, New York 10038 on or about February 4, 2000 (the "Closing Date").

     1.6 Access and Information

     Seller shall give to Purchaser, Purchaser's accountants, technical personnel, counsel and other representatives access, during normal business hours, from the date hereof to Closing, books, records, contracts and commitments of Seller (including Contract Rights) and shall furnish the Purchaser, during such period, with information concerning Seller's Assets as the Purchaser may reasonably request. Such information shall be subject to the provisions of Paragraph 7.15.

     1.7 Conduct of Business

     Seller warrants and represents to, and covenants and agrees with Purchaser that, pending completion of the Closing, unless otherwise agreed upon in writing by the Purchaser:

     (1) Seller shall not sell, license, contract, commit or otherwise encumber Seller's Assets, other than in the ordinary course of business;

     (2) Seller shall not amend, modify or terminate any agreement to which it is a party and which in any way relates to Seller's Assets, other than in the ordinary course of business;

     (3) Seller shall not increase compensation payable or to become payable by Seller to any employee, agent or consultant; and,

     (4) Seller and its officers and employees shall use their best efforts to preserve the business organization, Contract Rights and Proprietary Rights in good order; and to preserve for the Purchaser the good will of those having any business relationship with Seller which relates to Seller's Assets or any portion thereof.


2.   COVENANTS, WARRANTIES AND REPRESENTATIONS OF SELLER

     Seller warrants and represents to Purchaser as follows:

     2.1 Corporate Organization

     Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has full power and authority to carry on its current business and to own, use and sell its assets, including Seller's Assets, and properties.

     2.2 Corporate Authority

     The execution and delivery of this Agreement to Purchaser and the carrying out of the provisions hereof have been duly authorized by the Board of Directors of Seller and authorized by Seller's shareholders, and at Closing, Seller shall furnish Purchaser duly certified copies of the authorizing resolutions of Seller's Board of Directors and its shareholders.

     2.3 Labor Issues

     To the best of Seller's knowledge and belief, no strike, picketing or similar action is pending or threatened against Seller by its employees or any labor union. Seller further represents and warrants that to the best of its knowledge and belief, Seller is not engaged in any unfair labor practices in connection with the operation of the business of Seller relating to Seller's Assets. Seller will not be responsible for any violations arising or determined subsequent to Closing which have been caused by any act of Purchaser or any failure to act by Purchaser. Seller warrants and represents that it has not had any solicitation by any labor organization within the preceding three (3) years.

     2.4 Noninfringement

     To the best of Seller's knowledge, the Proprietary Rights, in whole or in part, do not infringe any patents, copyrights, trade secrets, trademarks or other proprietary rights of any third parties and, to the best of Seller's knowledge and belief, no rights or licenses are required from third parties to exercise any rights with respect to Seller's Assets or any portion thereof.

     2.5 Proprietary Rights

     The Proprietary Rights are in full force and effect and there are no liens, claims, proceedings or causes of actions which in any way affect the validity or enforceability of such Proprietary Rights.

     2.6 Contracts, Licenses, Permits and Approvals

     (a) To the best of Seller's knowledge, Seller has no presently existing contracts or commitments extending beyond the execution date hereof which in any way relate to Seller's Assets that are not included in the Schedule of Contract Rights, Schedule A hereto.

     (b) Seller does not have any obligation under any collective bargaining agreement or any other contract with a labor union. Except to the extent set forth in the Schedule of Contract Rights, Schedule A hereto, Seller is not a party to any executive or employee compensation plan or agreement or compensatory plan or agreement with any independent contractors, or employees or agents of Seller, including, without limitation, any pension, retirement, profit sharing, stock purchase, stock option, bonus or savings plan. Seller agrees to pay or allow as a credit to the Purchaser any vacation or sick pay accrued to Seller's employees at Closing up to and including the Closing Date.

     (c) Seller agrees to update Purchaser of any changes in status of the Paragraph 2.6 representations.

     2.7 Compliance

     Neither the execution and delivery of this Agreement, nor any instrument or agreement to be delivered by Seller to the Purchaser at the Closing pursuant to this Agreement, nor the compliance with the terms and provisions thereof by Seller, will result in the breach of any applicable statute or regulation promulgated thereunder, or any administrative or court order or decree, nor will such compliance conflict with, or result in the breach of; any of the terms, conditions or provisions of the Certificate of Incorporation or by-laws of Seller, as amended, or any agreement or other instrument to which Seller is a party, or by which Seller is or may be bound, or constitute an event of default or default thereunder, or with the lapse of time or the giving of notice or both constitute an event of default thereunder.

     2.8 Litigation

     There is no suit or action, or legal, administrative, arbitration or other proceeding or governmental investigation affecting Seller's Assets pending, or to the best knowledge and belief of Seller, threatened against Seller which materially or adversely affects the business of Seller relating to Seller's Assets or Seller's Assets. Seller further warrants and represents that there is no outstanding judgment, decree or order against Seller which affects Seller or Seller's Assets in any way.

     2.9 Effect of Agreement

     The terms and conditions of this Agreement and all other instruments and agreements to be delivered by Seller to Purchaser pursuant to the terms and conditions of this Agreement are valid, binding and enforceable against Seller in accordance with their terms, subject only to the applicable bankruptcy, moratorium and other laws generally affecting the rights and remedies of creditors.

     2.10 Good Title

     Seller has and shall transfer to Purchaser at Closing good and marketable title to Seller's Assets, free and clear of any and all security interests, encumbrances or liens.

     2.11 Representations and Warranties

     No representation or warranty by Seller in this Agreement or any document provided hereunder contains or will contain any untrue statement or omissions, or will omit to state any material fact necessary to make the statements contained herein or therein not misleading. All representations and warranties made by Seller in this Agreement and any document provided hereunder shall be true and correct as of the date of Closing with the same force and effect as if they had been made on and as of such date.

     2.12 Due Performance

     Seller has in all material respects performed all obligations required to be performed by it under, and is not in default in any material respect under, or in violation in any material respect of, its Certificate of Incorporation or by-laws, as amended, or any agreement, lease, mortgage, note, bond, indenture, license or other documents or undertaking, oral or written, to which it is a party or by which it is bound, or by which it or any of its properties or assets may be materially affected. To the best of its knowledge, Seller is not in violation or default in any material respect of any order, regulation, injunction or decree of any court, administrative agency or governmental body. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby will not result in any of the violations or defaults referred to in this paragraph.

     2.13 Subsidiaries

     Seller does not have any subsidiaries nor does it have any interest in any undisclosed business enterprise relating to or competing with Seller's Assets or any portion thereof.


3.   COVENANTS, WARRANTIES AND REPRESENTATIONS OF PURCHASER

     Purchaser warrants and represents to Seller as follows:

     3.1 Corporate Organization

     Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah and is subject to the reporting requirements imposed pursuant to Section 12(g,) of the Securities Exchange Act of 1934, as amended, and has full power and authority to carry on its current business and to purchase, own, use and sell its assets and properties.

     3.2 Corporate Authority

     The execution and delivery of this Agreement to Seller and the carrying out of the provisions hereof have been duly authorized by the Board of Directors of Purchaser, and at Closing, Purchaser shall furnish Seller duly certified copies of the authorizing resolutions of Purchaser's Board of Directors.

     3.3 Capitalization

     The authorized capital stock of the Purchaser immediately prior to giving effect to the transactions contemplated hereby consists of 50,000,000 shares, of which 9,048,171 shares of its $.01 par value common stock are issued and outstanding as of the date hereof. After giving effect to the issuance of its shares, as provided herein, the Purchaser shall have 12,548,171 shares of its $.01 par value common stock issued and outstanding. Additionally, all securities issued by Purchaser as of the date of this Agreement have been issued in compliance with all applicable state and federal laws.

     3.4 Binding Nature

     This Agreement shall be, when duly executed and delivered, a legal and binding obligation of Purchaser, enforceable in accordance with its terms.

     3.5 Warranties and Representations

     No representation or warranty by Purchaser in this Agreement contains or will contain any untrue statement or omission, or will omit to state a material fact necessary to make the statements contained herein not misleading. All representations and warranties made by Purchaser in this Agreement shall be true and correct as of Closing with the same force and effect as if they had been made on and as of such date.

     3.6 Compliance with Securities Laws

     Neither Purchaser nor any officer, director, affiliate, or controlling person of Purchaser has committed any violation, or been in any way in contravention, of any law, rule or regulation governing transactions in securities, in connection with the transactions herein.

     3.7 Inspection and Value

     Purchaser has formed its own opinion as to the value of Seller's Assets being purchased hereunder. Seller's warranties include only such express written warranties as are contained in this Agreement. Any other express warranty, oral or written, not contained in this Agreement are of no force and effect. Seller hereby disclaims all implied warranties, including without limitation, implied warranties of merchantability and implied warranties of fitness for special or ordinary uses or purposes. Purchaser has inspected Seller's Assets to the full extent of Purchaser's desire, and Seller has given Purchaser ample opportunity to conduct such inspections. Seller's Assets, except as expressly warranted or represented herein, are purchased "As Is" and "With All Faults."

     3.8 Litigation

     There are no pending, or to the best knowledge and belief of the Purchaser, threatened actions or proceedings before any court or administrative agency or other authority which might or will materially or adversely affect Purchaser's ability or right to perform all of Purchaser's obligations hereunder.

     3.9 Conduct of the Business

     Purchaser covenants that pending the Closing:

          (a) Except as otherwise described herein, or as may be necessary to effect the transactions contemplated by this Agreement, no change will be made in Purchaser's Certificate of Incorporation or bylaws and no change will be made in Purchaser's issued shares of stock, as set forth in Paragraph 3.3 above, other than such changes as may be first approved in writing by Seller.

          (b) No dividends shall be declared and no stock options shall be granted.

          (c) Purchaser shall not sell any of its assets, nor incur additional debt, without the express written consent of the Seller.

     3.10 SEC Filings

     As of the date of this Agreement, Purchaser has accurately and timely filed with the Securities and Exchange Commission ("SEC") all registration statements, financial statements, applications, reports, schedules, forms, proxy statements and all other instruments, documents and written information (collectively, the "SEC Filings") required to be filed by Purchaser under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. At the date hereof, none of the SEC Filings contains or, on the Closing Date, will contain any untrue statement of a material fact or omits or, on the Closing Date, will omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made or shall have been made, not misleading.

4.   LIABILITIES

     4.1 No Assumption of Liabilities

          (a) Seller acknowledges that Purchaser is acquiring Seller's Assets hereunder without any assumption of Seller's liabilities, except to the extent expressly set forth in Schedule of Contract Rights, Schedule A hereto.

          (b) Seller will indemnify and hold Purchaser harmless from and against any and all claims for products, service, and professional liability against Seller arising out of sales of products or services or grants of licenses rendered by Seller prior to Closing.

     4.2 Bulk Sales Law

     Purchaser and Seller hereby waive compliance by Seller with the provisions of the Bulk Sale Transfer Article of the Nevada Uniform Commercial Code, to the extent applicable. Seller hereby represents and warrants that it presently has sufficient amount of net cash proceeds in its operating and/or trust account to pay all of Seller's creditors, if any, as and when their claims come due and to indemnify and hold Purchaser harmless from and against any loss, damage or expense, including a reasonable attorneys' fees and court costs, incurred by Purchaser as a result of or attributable to the Seller's failure to comply with said provisions.

5.   CONDITIONS PRECEDENT

     5.1 Conditions Precedent to Seller's Obligations

     The obligations of Seller to complete the Closing hereunder are, at Seller's option, subject to the following conditions:

          (a) Purchaser's representations, warranties and covenants contained in this Agreement shall be true at the time of Closing as though such representations, warranties and covenants were made at such time.

          (b) Purchaser shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with prior to or at the Closing.

          (c) Purchaser covenants that it has complied in all material respects with all applicable laws, orders and regulations of federal, state, municipal and/or other governments and/or any instrumentality thereof, domestic or foreign, applicable to its assets, to the business conducted by it and to the transactions contemplated by this Agreement.

          (d) Effective as of the Closing Date, all of the members of Purchaser's current board of directors and each and every person serving as an officer of Purchaser shall resign their respective positions and/or offices by tendering written resignations. Immediately prior to said resignations, Purchaser's board of directors shall appoint those persons set forth on the Schedule of New Directors and Officers, Schedule D, attached hereto and made a part hereof, as members of Purchaser's new board and/or as officers of Purchaser, with such appointments to correspond with the position or office designated on Schedule D and with such appointments to be effective as of the Closing.

          (e) All press releases, shareholder communications, SEC Filings and other publicity generated by Purchaser regarding the transactions contemplated by this Agreement, or indirectly related to this Agreement, shall have been reviewed and approved by the Seller before their release to the public or any governmental agency.

     5.2 Conditions Precedent to Purchaser's Obligations

     The obligations of Purchaser to complete the Closing under this Agreement are, at Purchaser's option, subject to fulfillment by Seller, or otherwise, of each of the following conditions:

          (a) All representations and warranties of Seller contained in this Agreement shall be true in all material respects as of and at the Closing with the same effect as if said representations and warranties had been made on and as of Closing, except and to the extent otherwise specifically provided by the terms and conditions of this Agreement.

          (b) Seller shall have performed and complied with all agreements, terms and conditions required by this Agreement to be performed and complied with by Seller on or before the Closing.

          (c) Seller shall have delivered to Purchaser such other instruments and documents as Purchaser shall reasonably request for the purpose of further perfecting the title of Purchaser in Seller's Assets.

          (d)  Seller shall not be in bankruptcy or similar proceedings.

          (e)  Seller  shall   deliver  to  Purchaser   an   Investment   Letter
               substantially similar to the Form of Investment Letter attached hereto as Exhibit A.

     5.3 Waivers and Consents

     Promptly following the execution of this Agreement, Seller shall use its best efforts to obtain such written waivers and consents as may be required, or reasonably requested by Purchaser, in connection with the sale and assignment of Seller's Assets by Seller to Purchaser in accordance with the terms of this Agreement.


6.   CLOSING OBLIGATIONS

     6.1 Seller's obligations at Closing

     At the Closing, Seller shall execute and deliver to Purchaser:

          (a) A bill of sale, assignments, or such other instruments, and documents of conveyance and transfer to Purchaser of all of Seller's Assets.

          (b) Appropriate original instruments of consent or waiver executed by third parties with respect to all Contract Rights being transferred to Purchaser hereunder in order more fully to effect transfer of Seller's Assets hereunder, including, without limitation, consents by all appropriate governmental agencies, if any.

          (c) Possession of the originals of all Seller's Assets and all copies thereof; it being understood and agreed that no Seller's Assets or any portion thereof shall remain in the possession or control of Seller after the Closing.

          (d) True and complete copies of resolutions duly accepted by Seller's board of Directors and all shareholders entitled to vote hereon confirming this Agreement, authorizing the carrying out of all transactions contemplated herein and the execution and delivery by Seller of all instruments then or thereafter required to do so; said resolutions to be duly certified by the Secretary of Seller.

          (e) Such other instruments and documents as may be elsewhere herein required.

          (f)  A  certificate  signed by the  President  and by the Secretary of
               Seller, dated the date of Closing, certifying that all of Seller's representations and warranties set forth in this Agreement continue to be true on the Closing date as if originally made on such date, except and to the extent otherwise expressly provided or permitted in this Agreement.

          (g)  Seller  shall   deliver  to  Purchaser   an   Investment   Letter
               substantially similar to the Form of Investment Letter attached hereto as Exhibit A.

     6.2 Seller's Further Assurance

     From time to time, at Purchaser's request and expense, whether at or after the Closing and without further consideration, Seller shall:

          (a)  Execute  and  deliver  to  Purchaser  such   instruments  as  may
               reasonably be required to carry out the intent and purpose of this Agreement.

          (b) Deliver to Purchaser such other data, papers and information as may be requested by the Purchaser to assist the Purchaser in the use of Seller's Assets.

     6.3 Purchaser's Obligations at Closing

     At Closing, Purchaser shall execute and deliver to Seller:

          (a) The payments provided for herein in a form of stock certificates, stock power and such other instruments and documents as may be necessary and required herein.

          (b) True and complete copies of resolutions duly adopted by Purchaser's Board of Directors and duly certified by the Secretary of the Purchaser which provide all necessary corporate authorization for the execution and carrying out of this Agreement and the provisions hereof.

          (c) A certificate signed by the President and by the Secretary of the Purchaser, dated the date of Closing, certifying that all of representations and warranties set forth in this Agreement continue to be true on the Closing date as if originally made on such date and the fulfillment of the covenants and agreements as of the Closing.

          (d) Appropriate instruments assuming obligations of Seller in the Contract Rights and indemnifying Seller.

7.   MISCELLANEOUS

     7.1 Brokerage

     Each party hereto represents and warrants to the other that no broker or finder is entitled to any commission, or similar fee, in connection with the making and carrying out of this Agreement.

     7.2 Sales Taxes

     Any sales taxes which may be payable in connection with the transfer of any of Seller's Assets shall be borne solely by Seller, who shall certify to the Purchaser that all such taxes have been paid and shall indemnify and hold Purchaser harmless therefor.

     7.3 Indemnification

     Seller covenants and agrees to defend, indemnify, and hold Purchaser harmless against any loss, damage, claim of third parties, actions, suits, demands, judgments, or expense (including legal and other fees, costs and charges) incurred or sustained by Purchaser as a result of or attributable, in whole or in part, to any misrepresentation or breach of any representation, warranty, covenant, or agreement herein (including, without limitation, provisions on applicable bulk transfer laws) given or made by Seller. Purchaser covenants and agrees to defend, indemnify, and hold Seller harmless against any loss, damage, claim of third parties, actions, suits, demands, judgments, or expenses (including legal and other fees, costs and charges) incurred or sustained by Seller as a result of or attributable, in while or in part, to any misrepresentation or breach of any representation, warranty, covenant, or agreement herein (including, without limitation, provisions with respect to applicable bulk transfer sales laws and Purchaser's representations of compliance with securities laws, rules and regulations) given or made by Purchaser.

     7.4 Effectiveness

     This Agreement supersedes any and all agreements, if any, previously made between the parties relating to the subject matter hereof; and there are no understandings or agreements other than those included herein.

     7.5 Notices and Communications

     Any notice, payment, request, instruction, or other document to be delivered hereunder shall be deemed sufficiently given if in writing and delivered personally, mailed by certified mail, postage prepaid, or by any nationally-recognized overnight mail or courier services, if to Purchaser addressed to Purchaser at the address first set forth above, with one copy to:

                         Beckman, Millman & Sanders, LLP
                                 116 John Street
                               New York, NY 10038
        Attention: Steven A. Sanders, Esq. and Laurence D. Paredes, Esq.

and if addressed to Seller, addressed to Seller at:

                         2133 East 9400 South, Suite 151
                                Sandy, Utah 84093
                         Attention: Ken Kurtz, President

unless in each case Purchaser or Seller shall have notified the other in writing of a different address.

     7.6 Non-waiver

     No delay or failure on the part of either party in exercising any right hereunder, and no partial or single exercise thereof; will constitute a waiver of such right or of any other right hereunder.

     7.7 Headings

     Headings in this Agreement are for convenience only and are not to be used for interpreting or construing any provision hereof

     7.8 Governing Law

     This Agreement shall be construed in accordance with and governed by the laws of the State of Utah without giving effect to conflict of law principals.

     7.9 Counterparts

     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     7.10 Binding Nature

     The provisions of this Agreement shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and assigns.

     7.11 Survival of Representations and Warranties

     Except as otherwise expressly provided in this Agreement or the Schedules annexed, the representations and warranties of Purchaser and Seller extended hereunder shall survive the Closing. Each party against whom liability is asserted under the provisions of this Agreement shall be given the opportunity to participate, directly or through its authorized representative, at its cost and expense, in the conduct of any negotiations relating to the settlements of any liability or any other proceeding instituted by any third party against either Seller or Purchaser, as the case may be, giving rise to the alleged breach.

     7.12 Expenses

     Except as otherwise expressly provided herein, each party shall pay all of its own expenses incidental to the negotiation and preparation of the documentation and financial statements relating to this Agreement and for entering into and carrying out the terms and conditions of this Agreement and consummating the transactions, irrespective of whether the transactions contemplated shall be consummated.

     7.13 Payment of Taxes

     All fees, costs, charges, and expenses payable to any federal, state, or municipal authority, including without limitation all filing fees, documentary stamps and transfer, sales and other taxes required to be paid, or imposed in connection with the transfer of any of Seller's Assets pursuant to the terms of this Agreement shall be paid by Seller.

     7.14 Amendment; Successors and Assigns

     This Agreement may be amended only by an instrument signed by the authorized representatives of the parties hereto. Neither party may assign any of its rights, obligations, or liabilities arising hereunder without the prior written consent of the other, except as otherwise provided herein, and any such assignment or attempted assignment shall be null and void.

     7.15 Confidentiality

     Prior to the Closing of the transactions contemplated hereunder, the parties hereto shall keep confidential the existence of this Agreement, the transactions described herein and all information obtained from the other concerning Seller's Assets or the business plans of the Purchaser; provided, however, the covenants contained in this Paragraph 7.15 shall not apply in respect to any information which:

          (a) was already known to either of the parties at the time of receipt thereof from the other,

          (b) was readily available to the general public at the time of receipt thereof from the other,

          (c) subsequently becomes known to the general public through no fault or omission on the part of the party receiving such information,

          (d) is subsequently disclosed by a third party which has the bona fide right to make such disclosure, or

          (e) is required to be disclosed by applicable law, regulation or court order.

     7.16 Third Party Beneficiaries

     Except for their proper successors and assigns, the parties hereto intend that no third party shall have any rights or claims by reason of this Agreement.

     7.17 Facsimile Signatures

     In order to expedite the execution of this Agreement, the parties hereto agree that either party may send its signature by facsimile transmission to the other party hereto and that, upon transmission, such signing party intends to be bound by the terms and conditions of this Agreement. Both the Seller and the Purchaser further acknowledge and agree that any signature obtained by facsimile transmission shall be relied upon by the other party hereto and waive any and all defenses to the enforcement of this Agreement based upon the form of the signature.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed in their respective corporate names by their respective Presidents, and their respective corporate seals to be affixed and attested by their respective
Secretaries, duly authorized by resolution of their respective Boards of Directors, on the day and year first above written.

                                              SELLER:
                                              Maxx International, Inc.

                                              By:    /s/ Rick Garson
                                                     ---------------------------
                                                     Rick Garson, President

                                              PURCHASER:
                                              Area Investment and Development
                                              Company

                                              By:    /s/ Ken Kurtz
                                                     ---------------------------
                                                     Ken Kurtz, President

                                   Schedule A

                           Schedule of Contract Rights


1. July 14, 1999 Assignments of the June 21, 1999 Agreement between Max Entertainment LLC, Doyle Capital Management Limited and Libreria Editrice Rogate.

                                   Schedule B

                         Schedule of Proprietary Rights

1.   URL: "www.maxxinternational.com"

2.   "Maxx International, Inc."

3. All works in progress, or development, in connection with the rights acquired from the July 14, 1999 Assignment of the June 21, 1999 Agreement between Max Entertainment LLC, Doyle Capital Management Limited and Libreria Editrice Rogate

                                   Schedule C


                            Schedule of Encumbrances


                                      None

                                   Schedule D


                     Schedule of New Directors and Officers



                               Board of Directors:

                     Michael Solomon - Chairman of the Board

                                   Rick Garson

                                  Tammy Gehring




                                    Officers:

                Rick Garson - President, Secretary and Treasurer

                                    Exhibit A

                            Form of Investment Letter


AREA INVESTMENT AND DEVELOPMENT COMPANY
c/o Ken Kurtz,  president
2133 East 9400 South Suite 151
Sandy, Utah 84093

Re:      INVESTMENT LETTER DATED February 3, 2000

Dear Mr. Kurtz:

     As consideration of a sale of assets by Maxx International, Inc. ("Maxx") to Area Investment and Development Company ("Area"), Maxx has agreed to acquire 3,500,000 pre-split restricted shares of Common Stock of Area, a Utah corporation, par value $0.01 (the "Securities"). To induce Area to issue the Securities, Maxx hereby represents to Area that:

     1. The Securities which are to be acquired by Maxx are being acquired for its own account and for investment and not with a view to the public resale or distribution thereof.

     2. Maxx acknowledges and understands that the Securities have not been registered pursuant to any federal or state securities laws and therefore may not be resold unless the Securities are subsequently registered under the Securities Act of 1933, as amended (the "Act"), or an exemption from such registration is available. The Securities are thus "restricted securities" as that term is defined in Rule 144 (the "Rule") promulgated under the Act, which Rule addresses the resale of unregistered securities.

     3. Maxx agrees not sell, transfer or otherwise dispose of the Securities unless, in the opinion of the Area's counsel, such disposition conforms with applicable securities laws requirements.

     4. Maxx further acknowledges that it is fully aware of the applicable limitations on the resale of the Securities. These restrictions for the most part are set forth in the Rule. If and when the Rule is available to Maxx, it may only make sales of the Securities in accordance with the terms and conditions of the Rule.

     5. Maxx has received and reviewed all of the information it deems necessary from Area including Area's 10-SB filing dated August 10, 1999 and Area's 10-QSB filing dated September 30, 1999. Maxx acknowledges that it has had an opportunity to ask questions of and receive answers from duly designated representatives of Area concerning the finances of Area and the proposed business plan of Area.

     6. By reason of Maxx's knowledge and experience in financial and business matters in general and investments in particular it is capable of evaluating the merits and risks of an investment in the Securities.

     7. Maxx is capable of bearing the economic risks of an investment in the Securities. Maxx fully understand the speculative nature of the Securities and the possibility of loss.

     8. Maxx's present financial condition is such that it is under no present or contemplated immediate future need to dispose of any portion of the Securities to satisfy any existing or contemplated immediate undertaking, need, or indebtedness.

     9. Any and all certificates representing the Securities, and any and all securities issued in replacement thereof or in exchange therefor, shall bear a restrictive legend.

     10. Maxx further agrees that Area shall have the right to issue stop-transfer instructions to its transfer agent until such time as sale is permitted under the Act and acknowledge that Area hereby informs Maxx of its intention to issue such instructions.

                                            Very truly yours,

                                            Maxx International, Inc.


                                            By:        /s/ Rick Garson
                                                 -------------------------------
                                            Name:    Rick Garson
                                            Title:   President
                                            Date:    February 3, 2000

                                        2